

Mail Stop 7010

November 19, 2008

via U.S. mail and facsimile

Steven M. Kaufman, Esq.
Hogan & Hartson L.L.P.
555 13th Street, N.W.
Washington, DC 20004

> RE: New Generation Biofuels Holdings, Inc.
> Pre-effective amendments to two registration statements on Form S-3
> Filed November 18, 2008
> File Nos. 333-151320 and 151318
> Annual Report on Form 10-K for the fiscal year ended December 31, 2007
> and Subsequent Exchange Act Reports
> File No. 1-34022

Dear Mr. Claiborne:

We reviewed the filings and have the comments below.

<p style="text-align:center"><u>S-3/A3 (File No. 333-151320)</u></p>

<u>Summary, page 3</u>

<u>Our Business, page 3</u>

1. Please revise your disclosure to provide a more detailed analysis of your liquidity position, especially in light of the current economic and credit environment. Specifically, please address each of the following:
   * The amount of capital you anticipate you will need to raise to fund your cash requirements for the next 12 months. Refer to your response letter dated July 11, 2008 to comment 24 in our letter dated June 26, 2008.
   * Discuss your options for raising the additional capital you need to meet your cash requirements.
   * Discuss the potential limitations of being able to raise additional capital through equity issuances or the incurrence of debt given the current economic environment.
   * Discuss the impact to your business and financial statements (i.e., your ability to continue as a going concern) if you are unable to raise additional capital after February 20, 2009.

Please confirm to us that you will also address the above items in your future periodic reports.

S-3/A3 (File No. 333-151318)

2. Please address the comment above in this registration statement.

September 30, 2008 10-Q

Note 7 – Legal Proceedings, page 15

3. As previously requested, please include disclosure regarding currently pending or threatened legal proceedings in accordance with SFAS 5 in your periodic filings. Refer to paragraphs 9-11 of SFAS 5 and Rule 10-01(a)(5) of Regulation S-X for guidance.

*   *   *   *

Closing

As appropriate, please amend your filings in response to the comments. You may wish to provide us marked courtesy copies of the filings to expedite our review. Please furnish a cover letter tagged as correspondence with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of each pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions regarding comments on the financial statements and related matters to Tracey L. Houser, Staff Accountant, at (202) 551-3736. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Steven M. Kaufman, Esq.
     Hogan & Hartson LLP
     555 13th Street, N.W.
     Washington, DC 20004